Kidde

RECEIVED

2004 OCT 18 A 10:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045540

SUPPL

US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

30 September 2004

Dear sir/madam

**Kidde plc - SEC File No 82-5153**

As required by Rule 12g 3-2(b), I attach update material made public to 30 September 2004.

Yours faithfully

E. Palmer

Elaine Palmer
Company Secretarial Assistant
Kidde plc

PROCESSED
OCT 21 2004
THOMSON
FINANCIAL

JW 10/19

Kidde plc
Mathisen Way
Poyle Road Colnbrook
Berkshire SL3 0HB UK

Tel +44 (0) 1753 689848
Fax +44 (0) 1753 682572
www.kidde.com

Y:\ADRs\SEC filing sheet.doc

Kidde



# Press Release

2 August 2004

**Kidde settles with US tax authorities, resulting in $54m credit to profit**

The US tax authorities have recently completed an audit of tax returns for the period up to and including 2000. This period included a number of disposals by Williams PLC and the demerger of Kidde plc from Williams.

During the audit the IRS challenged the tax treatment of the Williams disposals. Kidde has successfully reached a settlement with the IRS and, as a result, tax provisions made previously are no longer required and have therefore been released.

Following a change in the IRS regulations, Kidde has also been able to secure tax deductions on capital losses that had previously been disallowed.

The combined effect is that the company will report a one off tax credit to profit in 2004 of approximately $54m.

Tax returns and tax payments to date have anticipated much of this credit but an additional cash refund of approximately $23m is expected in the second half of 2004.

John Nicholas, Kidde Group Finance Director, commented:
"I am pleased that, through effective tax management, we have been able to resolve these issues for the benefit of the Group. The settlement will further strengthen our balance sheet and create value for our shareholders."

**Enquiries**

| | |
|---|---|
| Kidde plc | +44 (1753) 689848 |
| Michael Harper, Chief Executive | |
| John Nicholas, Group Finance Director | |
| Garth Watkins, Investor Relations Manager | |
| | |
| Finsbury Group | +44 (20) 7251 3801 |
| Edward Orlebar | |
| Robin Walker | |

A copy of this announcement is available at www.kidde.com

**Notes to Editors:**

**Kidde plc**

Kidde is a leading global supplier of fire and safety products, systems and services under a range of well-known and trusted brand names to industrial, commercial, aerospace, combustion control and retail customers. The Kidde Group comprises three divisions: Industrial Fire Protection; Aerospace & Specialist Equipment; and Residential and

Commercial Fire Protection. In the year to 31 December 2003, Kidde reported sales of £938.1m and operating profit of £92.7m.

Kidde

# Announcement

8 September 2004

## Michael Harper announces his intention to retire

In January 2005, Michael will be 60 and, with the agreement of the Board, he intends to step down as Chief Executive as soon as arrangements for the appointment of and hand-over to his successor have been concluded.

The Board has this succession process very much in hand and will make an announcement as soon as the appointment is finalised.

**Diane Quinlan**
**Company Secretary**

Kidde plc
Mathisen Way
Poyle Road, Colnbrook
Berkshire, SL3 0HB, UK

Tel +44 (0) 1753 689 848
Fax +44 (0) 1753 682 572
www.kidde.com

Kidde

# Press Release

30 July 2004

**Kidde wins major BP Alaska contract**

Kidde plc, the global fire and safety group, announces today that its subsidiary Autronica Fire and Security AS based in Trondheim, Norway has been selected by BP Exploration (Alaska) to provide a major upgrade of fire and gas safety systems at Prudhoe Bay, Alaska.

Autronica developed the new system called AutroSafe IFG specifically for the petrochemical, oil and gas industry. It provides monitoring of a collection of flame, smoke and gas detectors mounted in the gathering centres and generates graphical displays for control and alarm outputs in control centres around the field.

This contract for AutroSafe is worth over $3 million and the system will be commissioned in early 2005.

Commenting on the contract award, Michael Harper, Chief Executive of Kidde, said:

"Kidde has applied its depth and breadth of technical expertise in the development of the AutroSafe system, which is at the leading edge of fire and gas safety systems. The cooperation of BP Alaska has been essential to its success and it is gratifying that they have selected Autronica to supply this important upgrade to their safety systems in Prudhoe Bay."

**Enquiries:**


**Kidde plc** **+44 (0)1753 689 848**
Michael Harper, Chief Executive
John Nicholas, Group Finance Director
Garth Watkins, Investor Relations Manager

**Finsbury Group** **+44 (0)20 7251 3801**
Edward Orlebar
Robin Walker

# Press Release

**9 September 2004**

**Kidde plc**

**Interim results (unaudited) for the half year ended 30 June 2004**

Kidde plc, the global fire and safety group, today announces its interim results for the half year to June 2004.

Highlights
- Sales up 7.4% to £460.6m (2003: £429.0m), divisional profit margins improved to 10.4%
- Profit before tax up 22.7% to £33.4m (2003: £27.2m)
- Adjusted Earnings per Share up 23.3% to 3.7p (2003: 3.0p)
- Operating cash flow equivalent to 76% of operating profit
- Net debt reduced to £206.8m (December 2003: £264.6m)
- Sale of Associates completed for an aggregate £92.6m
- US tax audit settled - one time gain of $54m, with $23m cash in second half
- Interim dividend up 7.9% to 0.96p (2003: 0.89p)
- Mid-year order book improved from year end.

Michael Harper, Kidde's Chief Executive, commented:

"I am pleased to report a strong set of results from across the Group, demonstrating that our business model is working. This year we have made significant strategic progress by exiting non-core businesses, paying down debt and investing in the development of our core business. We have been able to achieve organic and acquisition growth and an overall improvement in divisional margins.

"We expect the Group to make further progress in the rest of the year. We have started the second half with an improved order book, favourable conditions in our major markets and an expectation of further margin progress thank to the benefits from cost controls and reorganisation work. We will also continue our successful infill strategy, which is important to the replacement of earnings from our former associates, and also designed to increase the service content and product offering of our business, plus support long term organic sales growth and margin enhancement."

**Enquiries:**

**Kidde plc** +44 (0)1753 689 848
Michael Harper, Chief Executive
John Nicholas, Group Finance Director
Garth Watkins, Investor Relations Manager

**Finsbury Group** +44 (0)20 7251 3801
Edward Orlebar
Robin Walker

A copy of this announcement is available at www.kidde.com

| Financial highlights | Half year 2004 | Half year 2003 | Change Total | Change Organic |
|---|---|---|---|---|
| Turnover (£m) | **460.6** | 429.0 | 7.4% | 8.4% |
| **Business performance** | | | | |
| Divisional profit (£m) * | **47.9** | 43.5 | 10.1% | 7.4% |
| Adjusted earnings per share (p) * | **3.7** | 3.0 | | |
| **Statutory results** | | | | |
| Operating profit (£m) | **41.4** | 35.8 | | |
| Net debt (£m) | **(206.8)** | (289.3) | | |
| Basic earnings per share (p) | **6.3** | 2.2 | | |
| Dividend per share (p) | **0.96** | 0.89 | | |

* Divisional profit and adjusted earnings per share exclude exceptional items, acquisition reorganisation costs and goodwill amortisation.

**Chief Executive's summary of results**

The Group has performed well in the first half of 2004 with sales up by 7.4% and each Division recorded organic growth over 2003. Organic sales growth in the Residential & Commercial Division was particularly impressive at 32%, reflecting market share gains secured in 2003 and the success of the Division's consumer safety awareness campaigns in the United States.

Group margins have increased by 0.3% points during the period. Margins in Aerospace and Specialist Equipment advanced as a result of the benefits of the Division's reorganisation, which commenced in 2003. Residential & Commercial margins reduced by 0.9% points to 10.4%, due to a change in customer mix, the one-off costs associated with the gains made in market share and increased marketing costs. Industrial Division margins increased by 0.6% points despite charging one-off reorganisation costs of £2.7m (2003: £0.9m).

Group debt was reduced to £206.8m following the sale of Kidde's interests in associates Baxi and Robbialac for an aggregate consideration of £92.6m.

The Group has made good progress with a number of key growth initiatives:

- Kidde Aerospace was awarded the contract to supply all the fire protection on the Boeing 7E7 Dreamliner. This business also continues to lead the development project to supply all the fire protection on the major US military programme – the Joint Strike Fighter
- To enable the Residential & Commercial Division to support the significant increase in demand that it is generating, the Division is investing in inventory and additional production capacity in China, Mexico and the USA
- The Industrial Fire Protection Division is successfully integrating new acquisitions in Europe and North and South America, which has improved its market positions in key territories and broadened its product range.
- Across the Group, the project to implement a common ERP platform has progressed well and the first three operating units came on line successfully during the period.

In addition to the successful sale of Baxi and Robbialac, corporate activity has included the negotiation of a new, syndicated, 5 year bank facility of £400m. The recent announcement of the settlement of the tax audit with the US IRS has resulted in an exceptional tax credit of $54m, with a cash inflow of $23m in the second half.

Adjusted earnings per share were up 23.3% to 3.7p and basic earnings per share increased to 6.3p. An interim dividend of 0.96p will be paid on 22 October 2004 to shareholders on the register on 1 October 2004; this represents an increase of 7.9%.

**Outlook**

The Group has started the second half of 2004 with an order book that had improved from the end of 2003. Conditions in the main markets remain favourable for continued organic sales growth, which is a key objective.

The civil aerospace market is expected to show some improvement in demand for OEM equipment and steady aftermarket sales. International investment in the key programmes that use Kidde products is expected to maintain good levels of military business, despite the reduced aftermarket demand for spares.

The Residential & Commercial business is expected to achieve further growth in what is traditionally its stronger second half. In addition to the positive effects of the enhanced retail positions and the continued marketing of safety awareness programmes, further benefit is anticipated from legislation requiring carbon monoxide protection in homes in New York City, which we expect to be implemented in the third quarter.

The wide ranging Industrial markets present a mixed picture but good levels of demand are expected in North and South America, with further growth in the Middle East and Asia Pacific driven by demand from the petrochemical, oil and gas sector. Demand for equipment to protect power generation plant has improved, with requirements in China offering good order prospects.

The Aerospace & Specialist Equipment Division's improved margins should be maintained in the second half and, despite a very competitive market for consumer safety products, the higher activity levels should enable the Residential & Commercial Division to maintain its margins at current levels. The Group also expects to see the benefits of reorganisation work driving further improvements in the Industrial Division's margins.

The infill acquisition strategy will continue, building on the achievements of the first half.

**Management Succession**

In January 2005 Michael Harper will be 60 and, with the agreement of the Board, he intends to step down as Chief Executive once the appointment of and hand-over to a successor have been concluded. The Board has identified a short list of strong candidates and an announcement will be made as soon as this appointment is finalised.

**Aerospace & Specialist Equipment Division**

| £m | 2004 | 2003 | Change | |
|---|---|---|---|---|
| | | | Total | Organic* |
| Sales | 76.2 | 80.5 | (5.3)% | 2.3% |
| Divisional profit | 23.0 | 22.2 | 3.6% | 1.8% |
| Margin | 30.2% | 27.6% | | |

*At constant exchange rates and excluding acquisitions

The Division continued the organic sales and profit growth which resumed last year. Market conditions limited sales growth to just over 2% but important new OEM programme wins position the Division well for the future.

Reported results show a 5% sales decline and a 3.6% profit improvement. Margins in the period benefited from a favourable sales mix, cost controls and the different exchange rates used to translate sales and profit. As the closure of the Marlborough factory in Massachusetts nears completion, additional savings will be achieved in 2005.

Civil Aerospace

Total civil aerospace sales were £24.6m in the period, compared with £27.7m in 2003.

Sales to OEM customers increased in volume terms, with notable progress in sales to regional jet programmes. The large commercial jet sector of the market is now more stable than for some years and customers are indicating growth in production rates over the medium term. Aftermarket sales volume increased in North America as passenger traffic grew and airlines added back capacity to meet expanding demand. However sales in Europe declined due to the absence of retrofit projects that had contributed to the growth in 2003. The overall result was a small decline in aftermarket sales.

Kidde's unique ability to develop and supply a completely integrated fire protection system was instrumental in its success in winning all the fire safety systems on the new Boeing 7E7 Dreamliner programme, announced in May 2004. This programme is expected to be worth approximately $250m to the Group over the next 20 years.

Defence

Sales to defence customers were £33.8m compared to £33.2m in the first half of 2003.

Sales of products to military programmes remained firm overall, with an increase in sales of military bridges and of fire protection spares and repairs to support aircraft, helicopters and vehicles in use in the Middle East. Growth was achieved even though the one-off sales effect seen in 2003 in preparation for the war in Iraq, was not repeated. Good progress has been made in the development phase of the F-35 Joint Strike Fighter project.

Specialist Equipment (Combustion Controls)

Sales were £17.8m compared with £19.6m in 2003.

The combustion controls business experienced good growth in sales to China as a result of the increase in the construction of power generation capacity. This growth was partly offset by weak demand for products and safety systems in the US, while

the industrial heating market remained steady. Cost controls and a more favourable sales mix have resulted in a significant profit improvement, despite the decline in sales volume.

In order to provide more focus on the opportunities in China, not only for combustion controls products but also the industrial fire protection range, Kidde has opened an additional office in Shanghai and relocated a senior manager to spearhead this initiative.

Outlook

The OEM airline manufacturers have confirmed build rates in line with Kidde's expectations for 2004 and indicated an upward trend from 2005/6. Also, airline operators are reporting increasing utilisation due to expanding passenger traffic, which is benefiting Kidde's aftermarket business for spares and repairs.

The military bridging business is expecting to see continued development in the second half of 2004, which will be partly offset by somewhat slower aftermarket sales to support Middle East operations.

The specialist combustion controls business is anticipating organic growth for the full year as it benefits from increasing demand from China.

**Residential & Commercial Division**

| £m | 2004 | 2003** | Change Total | Change Organic* |
|---|---|---|---|---|
| Sales | 89.4 | 75.0 | 19.2% | 32.1% |
| Divisional profit | 9.3 | 8.5 | 9.4% | 13.4% |
| Margin | 10.4% | 11.3% | | |

* At constant exchange rates and excluding acquisitions
** Restated for business transfers

The new marketing strategy introduced in 2003 drove expansion in the underlying market which, when combined with market share gains, resulted in organic sales growth of 32% in the first half, whilst profits grew by 13.4%. On a reported basis, profit increased by 9.4% on a sales increase of 19.2%.

Profit margins in the Division declined as a result of a change in customer mix, the one-off costs associated with market share gains and increased marketing costs to support the growth strategy.

The pull marketing strategy continues to focus on three means of generating consumer awareness of home safety and each is complementing the others in driving demand for home safety products:

- Rapid response – Kidde provides information to local media following a reported incidence of a home fire or carbon monoxide (CO) poisoning, to ensure that home owners are properly informed of the risks and how to mitigate them.

- Awareness campaigns – Kidde is partnering with the ABC television network to run public service announcement making consumers aware of the risks of fire or CO poisoning.

- Regulation – Kidde participates with local authorities in framing adequate home safety codes.

All these elements have resulted in the significant increase in demand for Kidde's home safety products and the retail distributors have partnered in the activity with supportive advertising, promotions and point-of-sale displays.

The Division is responding to the rapid sales growth by investing approximately £4.8m in increased manufacturing capacity: in the China facility where smoke and CO alarms are manufactured; in the US North Carolina facility where fire extinguishers are manufactured; and in Mexico where a new facility is being established to manufacture smoke and CO alarms closer to the key US market. The Division has also built inventory in anticipation of the demand expected in the second half.

Sales to the commercial channel showed good underlying growth in the period and benefited from the pull marketing strategy. In order to strengthen further Kidde's position in the fire equipment distributor sector, Badger Fire Protection, a Kidde company focused on supplying portable fire extinguishers and fire protection systems to commercial customers, has been transferred from the Industrial Fire Protection Division to Residential & Commercial. The combination will enable the Division to offer a more integrated approach and a wider range of products to its distributors. The comparatives have been updated to reflect this organisational change.

Outlook

The Division is well positioned for the seasonally important second half. While market share progress will have a reduced impact in the second half, market growth rates should be helped by new legislative requirements, particularly those in New York City for carbon monoxide alarms. Recent market share gains have intensified competition for positions in retail outlets, with some pressure on prices resulting. The Division will continue to manage costs tightly and focus marketing activity towards increasing consumer demand for Kidde branded products. Several new products will be introduced in the next 12 months that should enhance margins in due course.

**Industrial Fire Protection**

| £m | 2004 | 2003** | Change | |
|---|---|---|---|---|
| | | | Total | Organic* |
| Sales | 295.0 | 273.5 | 7.9% | 3.9% |
| Divisional profit | 15.6 | 12.8 | 21.9% | 13.8% |
| Margin | 5.3% | 4.7% | | |

* At constant exchange rates and excluding acquisitions
** Restated for business transfers

The Division has made steady progress during the first half in implementing its stated strategies established in the third quarter of last year, for achieving both growth and performance improvement.

The sales increase in the first half amounted to 7.9%, with 3.9% of this being organic.

Divisional profit improved by 21.9% to £15.6m, with margins increasing from 4.7% to 5.3%. This improvement is after charging £2.7m of reorganisation costs, compared with £0.9m in 2003. Excluding the impact of reorganisation costs, underlying margins improved by 1.2% points to 6.2%.

Regions
Business in North America improved, with good increases in orders, sales and profit. Some of the growth came from the acquisition in 2003 of what is now Kidde Fire Trainers (formerly IFTE), with underlying growth reflecting improved market conditions for fire protection in industrial and commercial buildings.

In Europe the continuing focus on building the service content of the business produced sales growth in the UK, Spain, the Netherlands and Sweden. The acquisition of Gloria in Germany was an important step in developing the Group's presence in this market. Gloria is the largest manufacturer of portable fire extinguishers in Europe and has a strong, third party distribution network. Kerr Fire Fighting Chemicals was also a significant acquisition in the development the Group's position in Europe for the dry chemicals used in fire extinguishers and fire fighting foams. Integration of these businesses into Kidde is proceeding well, with identified sales and profit improvement opportunities running ahead of pre-acquisition expectations.

Sales to customers in Emerging Markets (principally South America and Asia Pacific) responded to improved economic conditions and grew by 21% to £21m.

The Division continued its investment in new products and during the first half introduced a new fire suppression system that employs a new environmentally friendly agent called Novec™ 1230. This will become an important addition to Kidde's already significant product offering in the provision of fixed fire systems that are used in high value and high risk asset protection.

Market sectors
Demand from market sectors varied as detailed below:

- Petrochemicals – sales to this market increased strongly and benefited from the backlog brought forward in North America from 2003. Projects on the North

Slope in Alaska, Kazakhstan and Latin America in particular made good contributions.
- Commercial & industrial buildings – improving conditions in North America and good growth in Europe were somewhat offset by a lack of large projects in Brazil.
- Industrial process and plant – good progress in Europe, Asia and South America was offset by the slower conditions in North America.
- Power generation – overall increased a little, assisted by growth in Europe. A steady North American market was supported by orders for protection systems fitted to gas turbine generators and exported to areas such as Asia.
- Telecommunications and data storage – the data storage element of this sector benefited from investment in commercial facilities, but this was more than offset by the continuing slow-down in telecommunications, particularly in North America.
- Fire brigades – sales in this sector were much improved in North America, where government spending increased. Similarly, sales to this sector showed strength in France and the UK.
- Marine & transportation – a slow US market was more than offset by excellent progress in Europe, where demand remained healthy for fire safety products fitted to cruise liners and similar specialist vessels.

Kidde has focussed on positioning itself to take advantage of changes to the regulatory environment because such initiatives are an important driver for growth. An example is a new law that has been passed in Brazil and which will be effective from January 2005, that requires all new cars to be fitted with a higher performance extinguisher than was previously the case; all existing cars will also have to comply over the next 5 years. This is expected to generate a new market worth £10m pa and will be a significant opportunity for Kidde, which will be well positioned to take advantage of the new demand.

Outlook

The reorganisation efforts underway in Europe and those completed in North America are expected to continue to strengthen margins in the Industrial Division in the balance of the year. Meanwhile, new acquisitions will be integrated to increase service content and product offering, all with the intent of growing sales and improving margins.

## Corporate Matters

Infill Acquisitions

The Group has continued its programme of infill acquisitions with the purchase of Kerr Fire Fighting Chemicals in January; of Gloria, the leading fire extinguisher company in Germany in March; and in April, of SPI, a UK industrial fire protection systems installer. All of these businesses are being successfully integrated and are on track to deliver their targeted returns. Further acquisition reorganisation costs relating to these acquisitions are expected to be expensed in the second half.

ERP Investment

The first phase of this project has been successfully completed with three companies now live on the system. Phase 2 implementation of a further five companies is underway, which includes the Industrial businesses in North America and the completion of the Residential & Commercial businesses in North America.

Associates/Investments

As previously reported, the sale of the Group's investments in both Baxi and Robbialac were completed during the first half. These disposals generated total proceeds of £92.6m and an exceptional gain of £3.6m.

In August 2004 an agreement was reached to sell the Group's shareholding in Professional Paint. Completion of the transaction is expected in September with proceeds of approximately £8.8m resulting in a loss of £4.9m, which has been recognised in the first half.

Currency

The Group uses currency options to hedge the translation of its principal overseas profits. After hedging, the effective exchange rate used to translate US dollar profits was 1.61. Contracts established for the second half of 2004 will ensure a worst case exchange rate of 1.635.

The Group continues to evaluate currency management approaches for 2005, against a background of IFRS accounting standards. To date no arrangements have been put in place.

Debt

Net debt at the half year reduced to £206.8m following the disposal of associated companies, partly offset by the acquisitions in the period and by increases in working capital to support growth in the Residential and Commercial Division. The Group does not anticipate any significant further increase in working capital in the second half.

In anticipation of previous bank debt facilities maturing in 2005, the company has secured a replacement £400m, 5 year facility. The terms of the new facility will result in a small reduction in the cost of the Group's debt finance.

Tax

The Group continues to actively manage tax and now expects an effective tax rate in 2004 of approximately 25%.

As previously announced, the successful completion of a tax audit in the USA has resulted in a one off tax credit to profit of $54m in the period. Included within this figure is a cash refund of $23m, which is expected to be received in the second half.

Dividend
The Board has approved an interim dividend of 0.96p per share which represents an increase of 7.9% over 2003 and reflects the confidence it has in the Group's prospects.

The dividend will be paid on 22 October 2004 to shareholders on the register at the close of business on 1 October 2004.

IFRS
The Group is well prepared for the introduction of new accounting standards in 2005. All policies and procedures have been reviewed and updated and initial training has been undertaken by key finance staff in subsidiary companies. Accounting systems and procedures are being updated in order to accommodate the new standards.

Further preparation and training will be undertaken during the second half of 2004.

Following presentation of 2004 full year results in March 2005, the Group plans to present the same results restated in accordance with IFRS.

**Consolidated Profit and Loss Account**
**for the half year ended 30 June 2004**

| | Note | Half year ended 30 June 2004 £m | Half year ended 30 June 2003 £m | Year ended 31 December 2003 £m |
|---|---|---|---|---|
| **Turnover** | 3 | **460.6** | 429.0 | 938.1 |
| **Divisional profit** | | **47.9** | 43.5 | 107.6 |
| Acquisition reorganisation costs | | **(0.5)** | (2.7) | (4.3) |
| Goodwill amortisation | | **(6.0)** | (5.0) | (10.6) |
| **Operating profit** | 3 | **41.4** | 35.8 | 92.7 |
| Share of operating profit of associated companies | | **2.7** | 5.6 | 21.5 |
| Loss on disposal of fixed asset investment | 4 | **(1.3)** | - | - |
| **Profit before interest and tax** | | **42.8** | 41.4 | 114.2 |
| Interest payable less receivable | 5 | **(9.4)** | (14.2) | (27.7) |
| **Profit on ordinary activities before tax** | | **33.4** | 27.2 | 86.5 |
| Tax on profit on ordinary activities | 6 | **19.5** | (9.0) | (27.1) |
| **Profit on ordinary activities after tax** | | **52.9** | 18.2 | 59.4 |
| Dividends | 7 | **(8.1)** | (7.4) | (22.6) |
| **Retained profit** | | **44.8** | 10.8 | 36.8 |
| **Earnings per share (p)** | 9 | | | |
| Basic | | **6.3** | 2.2 | 7.1 |
| Adjusted | | **3.7** | 3.0 | 8.8 |
| Diluted | | **6.2** | 2.2 | 7.1 |

Tax on profit on ordinary activities for 2004 includes £29.7m exceptional credit in respect of prior periods.

## Consolidated Balance Sheet
at 30 June 2004

| | 30 June 2004 £m | Restated 30 June 2003 £m | Restated 31 December 2003 £m |
|---|---|---|---|
| **Fixed assets** | | | |
| Intangible assets – goodwill | **134.6** | 119.7 | 128.7 |
| Tangible assets | **102.0** | 102.1 | 96.8 |
| Investments: | | | |
| Associated companies | **-** | 26.5 | 39.7 |
| Other investments | **8.8** | 15.2 | 14.1 |
| | **245.4** | 263.5 | 279.3 |
| **Current assets** | | | |
| Stocks | **152.9** | 142.3 | 134.5 |
| Debtors: | | | |
| Falling due within one year | **254.2** | 212.2 | 241.8 |
| Falling due after more than one year | **6.5** | 6.9 | 7.5 |
| | **260.7** | 219.1 | 249.3 |
| Short-term deposits | **0.5** | 0.3 | 0.4 |
| Cash | **30.7** | 12.9 | 20.9 |
| | **444.8** | 374.6 | 405.1 |
| **Creditors: amounts falling due within one year** | | | |
| Creditors | **(251.5)** | (222.5) | (271.1) |
| Short-term borrowings | **(4.1)** | (19.2) | (36.8) |
| | **(255.6)** | (241.7) | (307.9) |
| **Net current assets** | **189.2** | 132.9 | 97.2 |
| **Total assets less current liabilities** | **434.6** | 396.4 | 376.5 |
| **Creditors: amounts falling due after more than one year** | | | |
| Long-term creditors | **(10.2)** | (11.3) | (10.1) |
| Long-term borrowings | **(233.9)** | (283.3) | (249.1) |
| | **(244.1)** | (294.6) | (259.2) |
| **Provisions for liabilities and charges** | **(44.2)** | (53.4) | (49.1) |
| **Net assets** | **146.3** | 48.4 | 68.2 |
| **Capital and reserves** | | | |
| Share capital | **84.2** | 83.1 | 83.8 |
| Share premium | **6.5** | 1.6 | 4.9 |
| Profit and loss account | **55.6** | (36.3) | (20.5) |
| **Total equity shareholders' funds** | **146.3** | 48.4 | 68.2 |

**Consolidated Cash Flow Statement**
**for the half year ended 30 June 2004**

| | **Half year ended 30 June 2004 £m** | Half year ended 30 June 2003 £m | Year ended 31 December 2003 £m |
|---|---|---|---|
| **Net cash inflow from operating activities** | **31.4** | 37.4 | 102.4 |
| Returns on investments and servicing of finance | **(8.2)** | (11.2) | (21.8) |
| Tax | **(3.8)** | 0.8 | (10.1) |
| Capital expenditure and financial investment | **(7.4)** | (9.8) | (17.2) |
| Acquisitions and disposals | **72.1** | (5.0) | (16.4) |
| Equity dividends | **(15.2)** | (14.1) | (21.5) |
| **Net cash flow before management of liquid resources and financing** | **68.9** | (1.9) | 15.4 |
| Management of liquid resources | **(0.1)** | 0.6 | 0.5 |
| Financing | **(53.2)** | (1.8) | (2.6) |
| **Cash flow for the period** | **15.6** | (3.1) | 13.3 |

**Statement of Total Recognised Gains and Losses**
for the half year ended 30 June 2004

| | Half year ended 30 June 2004 £m | Half year ended 30 June 2003 £m | Year ended 31 December 2003 £m |
|---|---|---|---|
| **Profit for the period:** | | | |
| Excluding associated companies | **51.8** | 18.6 | 47.2 |
| Associated companies | **1.1** | (0.4) | 12.2 |
| | **52.9** | 18.2 | 59.4 |
| Exchange adjustments on foreign currency net investments | **(17.7)** | (1.8) | (12.2) |
| **Total recognised gains and losses for the period** | **35.2** | 16.4 | 47.2 |

**Reconciliation of Movements in Equity Shareholders' Funds for the half year ended 30 June 2004**

| | Half year ended 30 June 2004 £m | Restated Half year ended 30 June 2003 £m | Restated Year ended 31 December 2003 £m |
|---|---|---|---|
| **Profit for the period attributable to equity shareholders** | **52.9** | 18.2 | 59.4 |
| Dividends | **(8.1)** | (7.4) | (22.6) |
| Share issues | **2.0** | 0.6 | 4.6 |
| Movements in respect of own shares | **(0.3)** | (0.3) | (0.3) |
| Employee share schemes | **0.8** | 0.1 | 0.3 |
| Exchange adjustments on foreign currency net investments | **(17.7)** | (1.8) | (12.2) |
| Goodwill on disposals (including associated companies) | **48.5** | 0.9 | 0.9 |
| | **78.1** | 10.3 | 30.1 |
| Opening shareholders' funds | **68.2** | 38.1 | 38.1 |
| **Closing shareholders' funds** | **146.3** | 48.4 | 68.2 |

## Notes

## 1. Basis of preparation

The financial information contained in this Report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The abridged accounts for the year ended 31 December 2003 are an extract from the statutory accounts for that period which, together with an unqualified audit report, have been filed with the Registrar of Companies.

The Interim Report has been prepared on a consistent basis using the same accounting policies set out in the audited accounts for the year to 31 December 2003, with the exceptions set out below:

### Changes in accounting policies

The Urgent Issues Task Force ('UITF') Abstract 38 'Accounting for ESOP trusts' was issued in December 2003. UITF 38 requires shares held by ESOP trusts to be treated as a deduction in arriving at shareholders' funds, rather than as a fixed asset investment. As a result, shares held by the employee benefit trust have been restated.

UITF 17 'Employee share schemes' was also revised at the same time. The revised UITF 17 requires that the charge to the profit and loss account in relation to share awards be based on the intrinsic value of the shares at date of grant rather than historical cost. There is no impact on the profit and loss account for either the current or prior periods, however the credit is taken to reserves rather than the balance sheet.

The cumulative effect of adopting these changes relating to previous years has been recognised in the financial statements as a prior year adjustment and comparative figures for 2003 have been restated accordingly.

## 2. Exchange rates

The trading results of overseas companies have been translated into Sterling at the average rate of exchange during the period. The average exchange rates for currencies significant to the Group were:

| | **2004** | 2003 |
|---|---|---|
| US Dollar | **1.82** | 1.61 |
| Euro | **1.48** | 1.46 |

The Group uses currency options to hedge its principal overseas profits. After hedging, the effective exchange rates used to translate US Dollar profits were 1.61 in the six months to June 2004 and 1.60 for the comparative period in 2003.

## 3. Segmental analysis

During the period, Badger Fire Protection has been transferred from the Industrial Fire Protection division to the Residential & Commercial division. The comparative figures in the segmental analysis have been restated accordingly.

| | **Half year ended 30 June 2004** | | | Half year ended 30 June 2003 | | | Year ended 31 December 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| | **Turnover £m** | **Profit £m** | **Net operating assets £m** | Turnover £m | Profit £m | Net operating assets £m | Turnover £m | Profit £m | Net operating assets £m |
| **By activity** | | | | | | | | | |
| Aerospace & Specialist Equipment | **76.2** | **23.0** | **66.5** | 80.5 | 22.2 | 70.1 | 168.4 | 46.8 | 65.9 |
| Residential & Commercial | **89.4** | **9.3** | **41.9** | 75.0 | 8.5 | 45.5 | 169.9 | 18.6 | 36.7 |
| Industrial Fire Protection | **295.0** | **15.6** | **314.2** | 273.5 | 12.8 | 285.9 | 599.8 | 42.2 | 290.9 |
| | **460.6** | **47.9** | **422.6** | 429.0 | 43.5 | 401.5 | 938.1 | 107.6 | 393.5 |
| Acquisition reorganisation costs | **-** | **(0.5)** | **-** | - | (2.7) | - | - | (4.3) | - |
| Goodwill amortisation | **-** | **(6.0)** | **-** | - | (5.0) | - | - | (10.6) | - |
| **Continuing operations** | **460.6** | **41.4** | **422.6** | 429.0 | 35.8 | 401.5 | 938.1 | 92.7 | 393.5 |

| | **Half year ended 30 June 2004** | | | Half year ended 30 June 2003 | | | Year ended 31 December 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| | **Turnover £m** | **Profit £m** | **Net operating assets £m** | Turnover £m | Profit £m | Net operating assets £m | Turnover £m | Profit £m | Net operating assets £m |
| **By geographical origin** | | | | | | | | | |
| UK | **80.2** | **7.2** | **102.8** | 74.9 | 9.3 | 83.2 | 173.0 | 23.1 | 85.1 |
| Rest of Europe | **147.9** | **6.1** | **161.0** | 136.8 | 5.7 | 140.6 | 289.4 | 15.7 | 143.8 |
| North America | **210.8** | **24.7** | **142.2** | 199.0 | 22.4 | 153.0 | 433.1 | 50.8 | 143.6 |
| Rest of the World | **21.7** | **9.9** | **16.6** | 18.3 | 6.1 | 24.7 | 42.6 | 18.0 | 21.0 |
| | **460.6** | **47.9** | **422.6** | 429.0 | 43.5 | 401.5 | 938.1 | 107.6 | 393.5 |
| Acquisition reorganisation costs | **-** | **(0.5)** | **-** | - | (2.7) | - | - | (4.3) | - |
| Goodwill amortisation | **-** | **(6.0)** | **-** | - | (5.0) | - | - | (10.6) | - |
| **Continuing operations** | **460.6** | **41.4** | **422.6** | 429.0 | 35.8 | 401.5 | 938.1 | 92.7 | 393.5 |

## 8. Goodwill on acquisitions

Acquisitions in the period, together with their respective acquisition dates were :

Kerr Fire Fighting Chemicals – 19 January 2004
Gloria KG – 22 March 2004
SPI (Fire Engineering) Limited – 28 April 2004

| Goodwill has been calculated as follows : | | £m |
|---|---|---|
| Aggregate consideration | - cash | **19.9** |
| | - deferred | **0.8** |
| Less : net assets acquired | | **(4.3)** |
| **Goodwill capitalised in the period** | | **16.4** |

### 9. Earnings per share

Basic and diluted earnings per share have been calculated in accordance with FRS 14, 'Earnings Per Share'. Additionally, an adjusted earnings per share calculation is provided, based upon the results before acquisition reorganisation costs, goodwill amortisation and exceptional items, to aid comparison of the underlying performance of the Group.

| | **Half year ended 30 June 2004** | Half year ended 30 June 2003 | Year ended 31 December 2003 |
|---|---|---|---|
| | **p** | p | p |
| **Basic earnings per share** | **6.3** | 2.2 | 7.1 |
| Non-operating exceptional items | **0.1** | - | - |
| Acquisition reorganisation costs | **0.1** | 0.2 | 0.4 |
| Goodwill amortisation | **0.7** | 0.6 | 1.3 |
| Exceptional tax credit | **(3.5)** | - | - |
| **Adjusted earnings per share** | **3.7** | 3.0 | 8.8 |
| Weighted average number of shares (m) | **838.9** | 830.7 | 831.8 |

## 10. Cash flow

| | Half year Ended 30 June 2004 £m | Half year ended 30 June 2003 £m | Year ended 31 Decembe 2003 £m |
|---|---|---|---|
| **Net cash inflow from operating activities** | | | |
| Operating profit | **41.4** | 35.8 | 92.7 |
| Acquisition reorganization costs - charged | **0.5** | 2.7 | 4.3 |
| Depreciation and amortization | **13.9** | 12.9 | 26.5 |
| (Profit) loss on disposal of fixed assets | **(0.3)** | (0.1) | 1.3 |
| Other items | **(1.0)** | 3.9 | (4.1) |
| Working capital | **(16.3)** | (12.8) | (1.1) |
| Acquisition reorganisation costs - spend | **(1.2)** | (0.7) | (2.9) |
| Other provisions – spend | **(5.6)** | (4.3) | (14.3) |
| Net cash inflow from operating activities | **31.4** | 37.4 | 102.4 |
| **Returns on investments and servicing of finance** | | | |
| Interest received | **0.2** | 0.4 | 0.4 |
| Interest paid | **(8.4)** | (11.6) | (22.2) |
| | **(8.2)** | (11.2) | (21.8) |
| **Capital expenditure and financial investment** | | | |
| Purchase of tangible fixed assets | **(9.9)** | (10.0) | (17.8) |
| Sale of tangible fixed assets | **2.5** | 0.2 | 0.6 |
| | **(7.4)** | (9.8) | (17.2) |
| **Acquisitions and disposals** | | | |
| Purchase of subsidiary companies | **(20.5)** | (5.0) | (16.4) |
| Sale of associated companies | **92.6** | - | - |
| | **72.1** | (5.0) | (16.4) |
| **Management of liquid resources** | | | |
| Movement in short-term deposits | **(0.1)** | 0.6 | 0.5 |
| **Financing** | | | |
| Share issues | **2.0** | 0.6 | 4.6 |
| Purchase of own shares | **(0.3)** | (0.4) | (0.3) |
| Movement in other loans and finance leases | **(54.9)** | (2.0) | (6.9) |
| | **(53.2)** | (1.8) | (2.6) |

## 11. Movement in net debt

| | Cash £m | Overdraft £m | Short-term deposits £m | Loans and finance leases £m | Total £m |
|---|---|---|---|---|---|
| Cash flow for the period | 11.2 | 4.4 | - | - | **15.6** |
| Cash flow from changes in deposits and loans | - | - | 0.1 | 54.9 | **55.0** |
| Changes in net debt arising from cash flows | 11.2 | 4.4 | 0.1 | 54.9 | **70.6** |
| Exchange adjustment | (1.4) | 0.8 | - | (0.9) | **(1.5)** |
| Loans in businesses acquired | - | - | - | (11.3) | **(11.3)** |
| Movement in net debt in the period | 9.8 | 5.2 | 0.1 | 42.7 | **57.8** |
| Opening net debt | 20.9 | (8.9) | 0.4 | (277.0) | **(264.6)** |
| **Closing net debt** | 30.7 | (3.7) | 0.5 | (234.3) | **(206.8)** |

## 12. Contingent liabilities

The Group, in the normal course of business, is involved in certain claims and litigation involving product liability, patent infringement and contract disputes. The Group also has contingent liabilities for certain potential claims from third parties in relation to companies acquired or sold by Williams PLC prior to demerger. Management believes that insurance coverage in effect will be sufficient to cover any liability or that the ultimate resolution of these matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

## Independent review report to Kidde plc

### Introduction

We have been instructed by the company to review the financial information which comprises the group profit and loss account, the group balance sheet, the group cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' funds and the related notes to the Interim Report. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

### Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

### Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

### Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
8 September 2004